Unaudited Interim Condensed Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three months ended March 31, 2026 and 2025

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Operations

	Three months ended March 31,
(millions of U.S. dollars, except per share amounts)	2026	2025
Revenue
Regulated electricity distribution	$372.2	$330.4
Regulated natural gas distribution	302.0	246.7
Regulated water reclamation and distribution	94.1	90.4
Non-regulated energy sales	9.1	9.5
Other revenue	15.0	15.4
	792.4	692.4
Expenses
Operating expenses	243.0	201.6
Regulated electricity purchased	88.9	95.7
Regulated natural gas purchased	153.0	97.7
Regulated water production costs	11.6	12.6
Other cost of sales	6.9	6.7
Depreciation and amortization	108.2	95.3
Loss on foreign exchange	—	3.9
	611.6	513.5
Operating income	180.8	178.9
Interest expense (note 6)	(72.6)	(71.4)
Income from long-term investments (note 5)	4.4	2.8
Other income (note 4)	6.6	5.6
Other net losses (note 12)	(21.3)	(13.7)
Pension and other post-employment non-service costs (note 7)	(1.5)	2.3
Loss on derivative financial instruments (note 17(b)(iii))	—	(7.2)
	(84.4)	(81.6)
Earnings before income taxes	96.4	97.3
Income tax recovery (expense) from continuing operations (note 11)
Current	5.6	(5.9)
Deferred	(34.4)	(13.9)
	(28.8)	(19.8)
Earnings from continuing operations	67.6	77.5
Earnings from discontinued operations, net of tax (note 18(a))	0.5	1.4
Net earnings	68.1	78.9
Net effect of non-controlling interests from continuing operations	18.1	17.9
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$86.2	$96.8
Series A Shares and Series D Shares dividend (note 9(b))	2.6	2.6
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp.	$83.6	$94.2
Basic and diluted net earnings per share from continuing operations (note 13)	$0.11	$0.12
Basic and diluted net loss per share from discontinued operations (note 13)	$—	$—
Basic and diluted net earnings per share (note 13)	$0.11	$0.12
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Net earnings	$68.1	$78.9
Other comprehensive income (loss) ("OCI"):
Foreign currency translation adjustment, net of tax expense of $nil (2025 - tax expense of $nil) (note 17(b)(iii))	(7.1)	31.7
Change in fair value of cash flow hedges, net of tax recovery of $0.1 (2025 - tax recovery of $0.1) (note 17(b)(ii))	(5.6)	(20.9)
Change in pension and other post-employment benefits, net of tax recovery of $0.2 (2025 - tax recovery of $0.3)	(0.9)	(0.6)
OCI, net of tax (note 10)	(13.6)	10.2

Derecognition on sale of the renewable energy business (note 18)	—	(71.6)
Comprehensive income	54.5	17.5
Comprehensive loss attributable to the non-controlling interests	(18.5)	(17.9)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$73.0	$35.4
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets

(millions of U.S. dollars)	March 31,	December 31,
	2026	2025
ASSETS
Current assets:
Cash and cash equivalents	$55.5	$32.7
Trade and other receivables, net (note 3)	498.0	494.8
Fuel and natural gas in storage	24.3	46.6
Supplies and consumables inventory	177.8	179.9
Regulatory assets (note 4)	269.1	205.1
Prepaid expenses	79.4	89.2
Derivative instruments (note 17)	8.2	6.0
Other assets	53.8	149.8
	1,166.1	1,204.1
Property, plant and equipment, net	9,722.7	9,749.9
Intangible assets, net	71.8	69.7
Goodwill	1,317.8	1,320.1
Regulatory assets (note 4)	1,178.0	1,190.8
Long-term investments (note 5)	201.9	207.5
Derivative instruments (note 17)	74.5	77.0
Deferred income taxes	25.9	26.3
Other assets	291.2	290.8
	$14,049.9	$14,136.2
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Balance Sheets (continued)

(millions of U.S. dollars)	March 31,	December 31,
	2026	2025
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$86.9	$145.4
Accrued liabilities	297.9	396.7
Dividends payable	50.0	50.1
Regulatory liabilities (note 4)	70.0	65.8
Long-term debt (note 6)	542.5	364.0
Other long-term liabilities (note 8)	28.4	151.1
Derivative instruments (note 17)	1.2	1.6
Other liabilities	36.9	24.2
	1,113.8	1,198.9
Long-term debt (note 6)	6,143.5	6,168.9
Regulatory liabilities (note 4)	585.5	584.9
Deferred income taxes	720.0	688.9
Derivative instruments (note 17)	20.2	15.9
Pension and other post-employment benefits obligation	70.6	72.6
Other long-term liabilities (note 8)	354.3	357.8
	7,894.1	7,889.0
Equity:
Preferred shares	184.3	184.3
Common shares (note 9(a))	7,407.4	7,401.7
Additional paid-in capital	(26.6)	(14.7)
Deficit	(2,926.4)	(2,961.3)
Accumulated other comprehensive income ("AOCI") (note 10)	17.9	31.1
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	4,656.6	4,641.1
Non-controlling interests
Non-controlling interests - tax equity partnership units	305.9	328.5
Other non-controlling interests	79.5	78.7
	385.4	407.2
Total equity	5,042.0	5,048.3
Commitments and contingencies (note 15)
Subsequent events (note 6(a))
	$14,049.9	$14,136.2
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity

(millions of U.S. dollars) For the three months ended March 31, 2026

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2025	$7,401.7	$184.3	$(14.7)	$(2,961.3)	$31.1	$407.2	$5,048.3
Net earnings (loss)	—	—	—	86.2	—	(18.1)	68.1
Regulatory asset attributable to non-controlling interests	—	—	—	—	—	(2.3)	(2.3)
OCI	—	—	—	—	(13.2)	(0.4)	(13.6)
Dividends declared and distributions to non-controlling interests	—	—	—	(53.1)	—	(1.0)	(54.1)
Common shares issued under employee share purchase plan	0.7	—	—	—	—	—	0.7
Share-based compensation	—	—	2.9	—	—	—	2.9
Common shares issued pursuant to share-based awards	5.0	—	(14.8)	1.8	—	—	(8.0)
Balance, March 31, 2026	$7,407.4	$184.3	$(26.6)	$(2,926.4)	$17.9	$385.4	$5,042.0
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Equity (continued)

(millions of U.S. dollars) For the three months ended March 31, 2025

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Additional paid-in capital	Deficit	AOCI	Non- controlling interests	Total
Balance, December 31, 2024	$7,391.3	$184.3	$(19.2)	$(2,929.9)	$81.4	$1,468.3	$6,176.2
Net earnings (loss)	—	—	—	96.8	—	(17.9)	78.9
OCI	—	—	—	—	10.2	—	10.2
Dividends declared and distributions to non-controlling interests	—	—	—	(53.0)	—	(2.4)	(55.4)
Derecognition on sale of the renewable energy business	—	—	—	—	(71.6)	(992.5)	(1,064.1)
Common shares issued under employee share purchase plan	0.8	—	—	—	—	—	0.8
Share-based compensation	—	—	(3.4)	(0.1)	—	—	(3.5)
Common shares issued pursuant to share-based awards	6.5	—	—	—	—	—	6.5
Balance, March 31, 2025	$7,398.6	$184.3	$(22.6)	$(2,886.2)	$20.0	$455.5	$5,149.6
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows

(millions of U.S. dollars)	Three months ended March 31,
	2026	2025
Cash provided by (used in):
Operating activities
Net earnings	$68.1	$78.9
Adjustments and items not affecting cash:
Depreciation and amortization	108.2	95.3
Deferred taxes	34.4	13.9
Initial value and changes in derivative financial instruments, net of amortization	—	(0.3)
Share-based compensation	1.4	3.1
Cost of equity funds used for construction purposes	(0.7)	(0.4)
Pension and post-employment expense in excess of (lower than) contributions	0.4	(2.3)
Distributions received from equity investments, net of income	—	(1.3)
Other	(5.4)	(16.1)
Net change in non-cash operating items (note 16)	(163.7)	(96.9)
	42.7	73.9
Financing activities
Increase in long-term debt	6.6	232.2
Repayments of long-term debt	(21.0)	(439.9)
Net change in commercial paper	178.0	(180.0)
Repayment of long-term debt on disposition of renewable energy business (note 18)	—	(1,374.8)
Issuance of common shares, net of costs	0.7	0.8
Cash dividends on common shares	(50.0)	(50.1)
Dividends on preferred shares	(2.6)	(2.6)
Distributions to non-controlling interests	1.4	—
Payments upon settlement of derivatives	(0.6)	(36.6)
Shares surrendered to fund withholding taxes on exercised share options	—	0.2
Net change in other long-term liabilities	(1.2)	0.6
	111.3	(1,850.2)
Investing activities
Additions to property, plant and equipment and intangible assets	(129.0)	(222.6)
Proceeds from divestiture of operating entity	—	1,973.3
Transaction cost on divestiture of operating entity	—	(16.1)
Increase in other assets	(6.8)	(2.4)
Return of capital/investment from equity investments	0.2	2.6
	(135.6)	1,734.8
Effect of exchange rate differences on cash and restricted cash	(0.1)	0.9
Increase (decrease) in cash, cash equivalents and restricted cash	$18.3	$(40.6)
Cash, cash equivalents and restricted cash, beginning of period	78.2	131.1
Cash, cash equivalents and restricted cash, end of period	$96.5	$90.5
See accompanying notes to the unaudited interim condensed consolidated financial statements.
Algonquin Power & Utilities Corp. Unaudited Interim Condensed Consolidated Statements of Cash Flows (continued)

(millions of U.S. dollars)	Three months ended March 31,
	2026	2025
Supplemental disclosure of cash flow information:
Cash paid during the period for interest expense	$(81.8)	$(90.0)
Cash received (paid) during the period for income taxes - net (note 11)	$11.8	$(10.4)
Cash received during the period for distributions from equity investments	$0.8	$13.6
Non-cash financing and investing activities:
Increase (decrease) in accrued capital expenditure	$(36.0)	$29.2
Issuance of common shares under share-based compensation plans	$5.0	$6.5
See accompanying notes to the unaudited interim condensed consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
Algonquin Power & Utilities Corp. ("AQN" or the "Company") is an entity incorporated under the Canada Business Corporations Act. The Company's operations are organized across two business units consisting of (i) the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and (ii) the Hydro Group, which consists of hydroelectric generating facilities located in Canada that were not sold as part of the Renewables Sale (as defined below). Additionally, the Company has a corporate function, the Corporate Group, consisting of corporate debt and corporate and shared services that primarily support the Regulated Services Group and the Hydro Group. In prior periods, AQN included the Renewable Energy Group as a reportable segment; however, on January 8, 2025, the assets and liabilities of this segment (excluding the Hydro Group) were disposed of, and its net earnings have been reported as discontinued operations (the "discontinued operations") (see note 18).
1.Significant accounting policies
(a)Basis of preparation
The accompanying unaudited interim condensed consolidated financial statements and notes have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") for interim financial information and follow disclosure required under Regulation S-X provided by the U.S. Securities and Exchange Commission. Accordingly, these unaudited interim condensed consolidated financial statements do not include all information and notes required by U.S. GAAP for annual financial statements and should be read in conjunction with the consolidated financial statements of AQN as of and for the year ended December 31, 2025.
In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments that are of a recurring nature and necessary for a fair presentation of the results of interim operations.
The significant accounting policies applied to these unaudited interim condensed consolidated financial statements of AQN are consistent with those disclosed in the consolidated financial statements of AQN as of and for the year ended December 31, 2025.
(b)Seasonality
AQN's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results; thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the applicable regulatory authority and is not affected by usage. AQN's electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather and industry characteristics. AQN's water and wastewater utility assets' revenues fluctuate depending on the demand for water, which is normally higher during the drier and hotter months of the summer. During the winter period, natural gas distribution utilities generally experience higher demand than during the summer period. AQN's hydroelectric energy assets are primarily "run-of-river" and, as such, fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods, flows are heavier.
(c)Discontinued operations
On August 9, 2024, the Company entered into an agreement to sell its renewable energy business (excluding the Hydro Group) to a wholly owned subsidiary of LS Power, which sale was subsequently completed on January 8, 2025 (the "Renewables Sale"). As a result, the renewable energy business (excluding the Hydro Group) has been classified as "discontinued operations".
Unless otherwise noted, the notes to these unaudited interim condensed consolidated financial statements exclude amounts related to discontinued operations for all periods presented.
See note 18 for a discussion of discontinued operations related to the disposition of the renewable energy business.
(d)Foreign currency translation
AQN's reporting currency is the U.S. dollar. Within these unaudited interim condensed consolidated financial statements, the Company denotes any amounts denominated in Canadian dollars with "C$", in Chilean pesos with "CLP" and in Chilean Unidad de Fomento with "CLF" immediately prior to the stated amount.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
2.Recently issued accounting pronouncements
(a)Recently adopted accounting pronouncements
The Company adopted Accounting Standards Update ("ASU") 2025-05 effective January 1, 2026. The amendments in this standard simplify the measurement of expected credit losses for certain financial assets, including trade receivables and contract assets, by permitting entities to assume current economic conditions remain unchanged over the reasonable and supportable forecast period. The adoption did not have a material impact on the Company's interim condensed consolidated financial statements.
(b)Recently issued accounting guidance not yet adopted
There were no new accounting pronouncements issued during the current period that are applicable to the Company.
The Company considers the applicability and impact of all recently issued Financial Accounting Standards Board accounting standard codification updates. ASUs that are not noted above were assessed and determined to be not applicable or not significant to the Company's unaudited interim condensed consolidated financial statements for the three-month period ended March 31, 2026.
3.Trade and other receivables
Trade and other receivables as of March 31, 2026 include unbilled revenue of $120.8 million (December 31, 2025 - $136.9 million) from the Company's regulated utilities. Trade and other receivables as of March 31, 2026 are presented net of allowance for doubtful accounts of $37.9 million (December 31, 2025 - $37.0 million).
4.Regulatory matters
The operating companies within the Regulated Services Group are subject to regulation by the applicable regulators of the jurisdictions in which they operate. The applicable regulators have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. Except for Suralis S.A., these utilities operate under cost-of-service regulation as administered by these authorities. The Company's regulated utility operating companies are accounted for under the principles of ASC Topic 980, Regulated Operations ("ASC 980"). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent incurred charges or credits that are probable of being recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the unaudited interim condensed consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters (continued)
The following regulatory proceedings were recently completed:

Utility	State, Province or Country	Regulatory Proceeding Type	Details
CalPeco Electric	California	General Rate Case ("GRC")
On September 20, 2024, CalPeco Electric filed an application seeking a net adjustment in total customer rates of $39.8 million including $64 million in base revenues based on a return on equity ("ROE") of 11%, an equity ratio of 52.5% and current revenues at the time of filing. The requested base revenue adjustment was partially offset by the conclusion of $24.2 million of customer surcharge collections related to the 2022 general rate case, which were in effect at the time of filing and concluded in January 2025. On March 5, 2025, the Company filed a Motion for Interim Rate Relief and Request for Expedited Treatment in which it requested an interim rate recovery of 50% of its proposed base revenue requirement on a monthly basis beginning June 1, 2025 until issuance of a final decision in the proceeding. The Utility Reform Network ("TURN") and the Public Advocates Office ("Cal Advocates") opposed the Company's request. On July 2, 2025, Cal Advocates, TURN and other intervenors in the proceeding filed testimony. Cal Advocates recommended an overall net adjustment in customer rates of $24.8 million. The Company served rebuttal testimony on July 24, 2025. Evidentiary hearings were held the week of September 15, 2025. On October 1, 2025, the Company submitted a joint motion requesting approval of a settlement agreement reached with majority of the Cal Advocates, TURN and other intervenors in the proceeding, which resolves all revenue requirement matters except ROE. The settlement agreement would result in a net adjustment in total customer rates of $24.8 million based on the Company's current authorized ROE of 10%. Legal briefs were filed on October 24, 2025. A proposed decision was issued on February 13, 2026 that would result in a net adjustment in total customer rates of $23.8 million (taking into account conclusion of $24 million in customer surcharge collections) and $48.6 million in base revenues based on a ROE of 9.75% and an equity ratio of 52.5%. The proposed decision adopts the settlement agreement provisions with the exception of rejecting the proposed fixed charge for residential customers. On March 19, 2026, the California Public Utilities Commission issued an order approving the proposed decision which results in an adjustment of $48.6 million in annualized base revenues based on a return on equity of 9.75% and an equity ratio of 52.5%, retroactive to January 1, 2025.

For the three months ended March 31, 2026, the Company recognized $60.7 million of revenue related to approved rate adjustments, including $48.6 million of retroactive revenue related to periods beginning January 1, 2025. During the same period, the Company also recognized $28.5 million of wildfire insurance expense, including $22.7 million related to 2025, in its unaudited interim condensed consolidated statements of operations.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
New England Natural Gas	Massachusetts	GRC
On June 13, 2025, New England Natural Gas filed an application seeking a rate adjustment of $55.8 million based on an ROE of 9.9% and an equity ratio of 53%. The request includes approximately $30 million of previously authorized Gas System Enhancement Program ("GSEP") rate base and a 5 year performance based ratemaking plan. A comprehensive settlement agreement was filed on January 30, 2026. The proposed settlement provides for a $45.3 million adjustment in distribution revenues, of which $27.4 million relates to prior investments under the GSEP and previously included in revenues. The settlement includes two rate base resets. The July 1, 2027 rate base reset would allow recovery of $13.0 million of 2026 pipeline safety investments, $6.7 million of Q4 2025 non-GSEP investments, and up to $13.3 million of 2026 non-GSEP, non-pipeline safety investments. The July 1, 2028 rate base reset would allow recovery of the remaining 2026 non-GSEP deferred additions (up to $13.3 million), $13.9 million of 2027 pipeline safety investments, up to $26.5 million of 2027 non-GSEP projects, and recovery of the 2026 non-GSEP deferred regulatory asset. The settlement reflects a capital structure of 47.1% debt and 52.9% equity, with an authorized ROE of 9.3%. The Pension Adjustment Factor would be rolled into base rates, with an approximately $9.5 million over-recovery credited to customers in 2026. In addition, $41.6 million of deferred GSEP costs would be recovered over 10 years through the GSEP beginning July 1, 2027, with carrying charges on the unrecovered balance at the Company's money pool rate. The Company agreed to no further increase or redesign of base distribution rates before November 1, 2029. An order approving the settlement agreement was issued on March 27, 2026. New rates were effective April 1, 2026.

St. Lawrence Gas	New York	GRC
On November 27, 2024, St. Lawrence Gas filed an application seeking a rate adjustment of $2.2 million based on an ROE of 9.9% and an equity ratio of 48%. On April 1, 2025, Staff of the New York Department of Public Service recommended a $1.19 million decrease in rates. On April 22, 2025, the Company submitted rebuttal testimony requesting approximately $2.33 million. The Company filed notice and began confidential settlement negotiations on May 6, 2025. An unopposed Joint Proposal was filed on August 29, 2025 proposing a three-year rate plan ("Rate Plan") from November 1, 2025 through October 31, 2028 with unlevelized rate adjustments of $0.4 million in Rate Year 1, $1.9 million in Rate Year 2, and $1.6 million in Rate Year 3. Base rate adjustments will be levelized to reduce rate volatility to customers over the term of the Rate Plan. The Joint Proposal established ROE at 9.3%, and equity ratios of 46% in Rate Year 1, 47% in Rate Year 2, and 48% in Rate Year 3. The Rate Plan includes an Earnings Sharing Mechanism, gas safety and customer service performance metrics, customer programs to assist low income customers, and a three-year capital investment plan. The Joint Proposal also resolves the Company's outstanding Automated Meter Reading project petition providing funding to support the investment as part of the Rate Plan. The Joint Proposal includes provisions intended to further New York State's ability to meet the goals of the Climate Leadership and Community Protection Act. On January 22, 2026, the NYPSC approved the Joint Proposal.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters (continued)

Utility	State, Province or Country	Regulatory Proceeding Type	Details
Suralis	Chile	GRC
On May 4, 2026 Suralis and the Superintendence of Sanitary Services reached an agreement for the VIII Tariff Process, setting base tariffs for the 2026 to 2031 period. The new tariff level establishes a 5.0% increase over the previous period, translating into an estimated annual revenue impact of approximately $4.0 million. The new tariffs are expected to go into effect in the third quarter of 2026 upon publication of the Tariff Decree and Order by the Comptroller General.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
4.Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	March 31,	December 31,
(millions of U.S. dollars)	2026	2025
Regulatory assets
Securitized costs, net	$253.2	$260.0
Deferred capitalized costs	260.2	244.1
Rate adjustment mechanism	215.5	184.5
Wildfire mitigation and vegetation management	118.1	139.7
Fuel and commodity cost adjustments	146.4	116.1
Income taxes	95.3	96.9
Environmental remediation	65.9	72.6
Pension and post-employment benefits	44.5	47.1
Clean energy and other customer programs	39.1	41.9
Property tax deferral mechanism (1)	21.8	18.9
Retired generating plant	15.7	13.4
Asset retirement obligation	11.7	11.5
Rate review costs	9.6	9.9
Cost of removal	8.4	8.7
Other regulatory assets	141.7	130.6
Total regulatory assets	$1,447.1	$1,395.9
Less: current regulatory assets	(269.1)	(205.1)
Non-current regulatory assets	$1,178.0	$1,190.8

Regulatory liabilities
Income taxes	$239.2	$242.5
Cost of removal	203.3	199.5
Pension and post-employment benefits	161.6	161.9
Fuel and commodity cost adjustments	24.4	19.6
Clean energy and other customer programs	8.4	8.7
Rate adjustment mechanism	2.5	1.2
Other regulatory liabilities	16.1	17.3
Total regulatory liabilities	$655.5	$650.7
Less: current regulatory liabilities	(70.0)	(65.8)
Non-current regulatory liabilities	$585.5	$584.9
(1) Property tax deferral mechanism represents actual costs incurred for property taxes in excess of amounts collected in revenues. These costs are expected to be recovered over various periods and are not included in rate base.
As recovery of regulatory assets is subject to regulatory approval, if there were any changes in regulatory positions that indicate recovery is not probable, the related cost would be charged to earnings in the period of such determination. The Company generally does not earn a return on the regulatory balances except for carrying charges on fuel and commodity cost adjustments, rate adjustment mechanism, clean energy and other customer programs, and rate review costs of some jurisdictions. During the three months ended March 31, 2026, the Company recognized $6.6 million (March 31, 2025 - $5.6 million) of carrying charges on regulatory balances on the unaudited interim condensed consolidated statements of operations under other income, which was computed using only the debt component of the allowed return.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
5.Long-term investments
Long-term investments consist of the following:

	March 31,	December 31,
(millions of U.S. dollars)	2026	2025

Long-term investments carried at fair value	$1.9	$2.1

Other long-term investments
Tax equity investments (a)	$124.6	$129.0
Equity-method investees	48.4	49.0
San Antonio Water System and other	27.0	27.4
	$200.0	$205.4
Long-term investments	$201.9	$207.5
Income from long-term investments for the three months ended March 31 is as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Long-term investments
Tax equity investments (a)	$0.9	$1.5
Equity method gain	1.1	1.0
Interest and other income	2.4	0.3
Income from long-term investments	$4.4	$2.8
(a)Tax equity investments
During the three months ended March 31, 2026, on the Proportional Amortization Method ("PAM") elected investments, the Company recorded amortization as a component of income tax expense of $4.2 million (2025 - $7.2 million) as a reduction in the investment. As of March 31, 2026, the PAM-eligible tax equity investments had a carrying value of $101.7 million (December 31, 2025 - $105.9 million).
The remaining tax equity investments are not eligible to be accounted for under the PAM, as the tax benefits from these investments have been previously realized and the remaining benefits are primarily cash distributions. During the three months ended March 31, 2026, the Company recorded distributions of $0.6 million (2025 - $2.6 million) as a reduction in the investment and income of $0.4 million (2025 - $0.4 million). As of March 31, 2026, these tax equity investments had a carrying value of $22.9 million (December 31, 2025 - $23.1 million).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
6.Long-term debt
Long-term debt consists of the following:

(millions of U.S. dollars unless otherwise noted)	Weighted average coupon	Maturity	Par value		March 31,	December 31,
Borrowing type					2026	2025
Senior unsecured revolving credit facilities (a)	—	2027-2030	N/A		$—	$4.5
Senior unsecured bank credit facilities	—	2026-2031	N/A		77.0	78.5
Commercial paper	—	2027	N/A		515.0	337.0
U.S. dollar borrowings
Senior unsecured notes	5.37%	2026		$1,150.0	1,148.9	1,147.1
Senior unsecured notes	4.34%	2027-2047		$2,395.0	2,381.4	2,380.7
Senior unsecured utility notes	6.39%	2028-2035		$107.0	113.6	114.0
Senior secured utility bonds	4.81%	2026-2044		$836.7	809.1	819.5
Canadian dollar borrowings
Senior unsecured notes	3.32%	2050	C$	200.0	142.4	144.8
Senior secured project notes	10.21%	2027	C$	8.2	5.9	6.7
Chilean Unidad de Fomento borrowings
Senior unsecured utility bonds	3.40%	2028-2040	CLF	2.8	122.5	125.0
					$5,315.8	$5,157.8
Subordinated borrowings
Subordinated unsecured notes	5.25%	2082	C$	400.0	$283.3	$288.2
Subordinated unsecured notes	5.76%	2079-2082		$1,100.0	1,086.9	1,086.9
					$6,686.0	$6,532.9
Less: current portion					(542.5)	(364.0)
					$6,143.5	$6,168.9
Short-term obligations of $1,213.9 million (December 31, 2025 - $1,213.9 million) that are expected to be refinanced on a long-term basis are presented as long-term debt.
Long-term debt issued at a subsidiary level (project notes or utility bonds) relating to a specific operating facility is generally collateralized by the respective facility with no other recourse to the Company. Long-term debt issued at a subsidiary level whether or not collateralized generally has certain financial covenants, which must be maintained on a quarterly basis. Non-compliance with the covenants could restrict cash distributions/dividends to the Company from the specific facilities.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
6.Long-term debt (continued)
The following table sets out the bank credit facilities available to AQN and its operating groups:

	March 31,	December 31,
(millions of U.S. dollars)	2026	2025
Revolving and term credit facilities	$1,866.6	$1,928.5
Funds drawn on facilities/commercial paper issued	(592.0)	(420.0)
Letters of credit issued	(34.1)	(34.1)
Liquidity available under the facilities	$1,240.5	$1,474.4
Undrawn portion of uncommitted letter of credit facilities	(2.0)	(62.4)
Cash on hand	55.5	32.7
Total liquidity and capital reserves	$1,294.0	$1,444.7
(a)Senior unsecured revolving credit facilities
Subsequent to March 31, 2026, on April 17, 2026, Liberty Utilities Co. entered into a $1.15 billion senior unsecured syndicated delayed draw term facility, which matures on April 17, 2028.
As of March 31, 2026, the Company had accrued $64.3 million in interest expense (December 31, 2025 - $71.8 million). Total interest expenses recognized for the three months ended March 31, 2026 and 2025 consist of the following:

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Long-term debt	$76.1	$75.2
Commercial paper, credit facility draws and related fees	5.2	4.7
Accretion of fair value adjustments	(1.5)	(1.5)
Allowance for funds used during construction capitalized on regulated property	(1.0)	(1.1)
Other (a)	(6.2)	(5.9)
	$72.6	$71.4
(a)Other
For the three months ended March 31, 2026, other interest expense includes carrying costs deferred to regulatory assets in accordance with charges of plant-in-service accounting of $8.4 million (2025 - $8.4 million)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
7.Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB"). Service cost is recorded as part of operating expenses, and non-service costs have been recorded outside of operating income in the unaudited interim condensed consolidated statements of operations.

	Pension benefits		OPEB
	Three months ended March 31,		Three months ended March 31,
(millions of U.S. dollars)	2026	2025	2026	2025
Service cost	$3.4	$3.3	$0.7	$0.7
Non-service costs
Interest cost	8.4	8.6	2.9	2.6
Expected return on plan assets	(10.1)	(9.3)	(3.1)	(2.6)
Amortization of net actuarial loss	(1.1)	(0.4)	(1.4)	(1.2)
Amortization of prior service credits	(0.3)	(0.3)	(0.1)	(0.2)
Impact of regulatory accounts	4.4	(1.2)	1.9	1.7
	$1.3	$(2.6)	$0.2	$0.3
Net benefit cost	$4.7	$0.7	$0.9	$1.0
8.Other long-term liabilities
Other long-term liabilities consist of the following:

	March 31,	December 31,
	2026	2025
Advances in aid of construction	$133.0	$133.0
Asset retirement obligations (1)	45.7	45.3
Environmental remediation obligation (2)	52.6	54.4
Contingent liability (note 15(a))	17.4	137.7
Customer deposits	32.6	32.6
Deferred credits and contingent consideration	36.8	37.5
Unamortized investment tax credits	17.0	17.1
Hook-up fees	12.9	11.8
Lease liabilities	9.7	10.5
Delayed equity contributions	19.8	21.5
Other	5.2	7.5
	$382.7	$508.9
Less: current portion	(28.4)	(151.1)
	$354.3	$357.8
(1) Asset retirement obligation includes $0.4 million of accretion for the three months ended March 31, 2026.
(2) Environmental remediation obligation includes $1.9 million of accretion for the three months ended March 31, 2026.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
9.Shareholders' capital
(a)Common shares
The number of common shares outstanding is as follows:

	Three months ended March 31,
	2026	2025
Common shares, beginning of period	768,351,419	767,343,863
Exercise of share-based awards	1,106,289	403,639
Common shares, end of period	769,457,708	767,747,502
(b)Dividends
All dividends of the Company are made on a discretionary basis as determined by the board of directors of the Company. The Company declares and pays the dividends on its common shares in U.S. dollars. Registered holders of common shares can elect to receive the dividends in Canadian dollar equivalent.
Dividends declared were as follows:

	Three months ended March 31,
	2026				2025
(in millions, except per share amounts)	Dividend		Dividend per share		Dividend		Dividend per share
Common shares		$50.5		$0.0650		$50.4		$0.0650
Series A Shares	C$	2.0	C$	0.4110	C$	2.0	C$	0.4110
Series D Shares	C$	1.7	C$	0.4283	C$	1.7	C$	0.4283

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
10.Accumulated other comprehensive income (loss)
    AOCI consists of the following balances, net of tax, composed of continuing and discontinued operations:

(millions of U.S. dollars)	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Pension and post-employment actuarial changes	Total
Balance, January 1, 2025	$(75.1)	$108.6	$47.9	$81.4
OCI	48.5	(41.4)	14.9	22.0
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	(0.3)	7.8	(8.2)	(0.7)
Net current period OCI attributable to shareholders of AQN	$48.2	$(33.6)	$6.7	$21.3
Amounts derecognized on sale of the renewable energy business	(71.6)	—	—	(71.6)
Balance, December 31, 2025	$(98.5)	$75.0	$54.6	$31.1
OCI	(7.1)	(0.6)	—	(7.7)
Amounts reclassified from AOCI to the unaudited interim condensed consolidated statements of operations	—	(5.0)	(0.9)	(5.9)
Net current period OCI	$(7.1)	$(5.6)	$(0.9)	$(13.6)
OCI attributable to the non-controlling interests	0.4	—	—	0.4
Net current period OCI attributable to shareholders of AQN	$(6.7)	$(5.6)	$(0.9)	$(13.2)
Balance, March 31, 2026	$(105.2)	$69.4	$53.7	$17.9
Amounts reclassified from AOCI for foreign currency cumulative translation affected interest expense and derivative gain (loss); those for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales, interest expense and derivative gain (loss); while those for pension and post-employment actuarial changes affected pension and other post-employment non-service costs.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
11.Income taxes
For the three months ended March 31, 2026, the income tax expense in the unaudited interim condensed consolidated statements of operations represents an effective tax rate different than the Canadian enacted federal statutory income tax rate of 15.0%. The differences are as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Canadian federal statutory income tax rate	$14.5	$14.6
State and local income taxes (primarily Ontario)	1.3	(4.7)
Foreign tax effects
United States
State income tax	6.9	8.1
Rate differential	4.3	4.4
Tax impact on Hypothetical Liquidation at Book Value income	4.3	4.2
Amortization and settlement of excess deferred income tax	(4.8)	(6.6)
Base erosion and anti-abuse tax	2.1	3.6
Compensation-related	0.6	—
Tax equity investment under PAM	(0.8)	—
Other	—	(0.2)
Bermuda
Rate differential	(2.1)	—
Chile
Rate differential	0.9	1.1
Other	0.4	0.6
Effect of cross-border tax laws
Cross-border finance arrangement	(2.1)	(2.6)
Changes in valuation allowance	4.2	5.2
Non-taxable or non-deductible items	(0.9)	(0.3)
Tax basis step-up	—	(7.6)
Income tax expense	$28.8	$19.8
The Company's overall deferred tax asset position related to Canadian attributes remained unchanged during the three months ended March 31, 2026. As at March 31, 2026, it was considered more likely than not that there would not be sufficient taxable income in the future that would allow realization of these deferred tax assets. The Company will continue to monitor this position as at each balance sheet date.
For the three-month period ended March 31, 2026, the Company reported net cash received for income taxes of $11.8 million, comprising proceeds of $9.5 million from the sale of income tax credits and a U.S. federal tax refund of $5.0 million, partially offset by various tax payments of $2.7 million. For the three-month period ended March 31, 2025, the Company reported cash payments of $10.4 million.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
12.Other net losses
Other net losses consist of the following:

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Restructuring costs (a)	$(19.2)	$(5.6)
Other (b)	(2.1)	(8.1)
	$(21.3)	$(13.7)
(a)Restructuring costs
Restructuring costs include one-time costs related to the Company's ongoing simplification and transition to a premium pure-play utility. Such costs include severance, fees paid to third-party consultants, litigation costs, and other non-recurring items.
(b)Other
For the three months ended March 31, 2026, other losses primarily consist of other miscellaneous write-downs, net of miscellaneous gains.
13.Basic and diluted net earnings per share
Basic and diluted net earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and bonus deferral restricted share units outstanding. Diluted net earnings per share are computed using the weighted average number of common shares, additional shares issued subsequent to quarter-end under the dividend reinvestment plan, and, if dilutive, potential incremental common shares related to the weighted average number of outstanding share options, performance share units, restricted share units and deferred share units outstanding during the period.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted net earnings per share are as follows:

	Three months ended March 31,
(millions of U.S. dollars, except number of shares and per share amounts)	2026	2025
Net earnings attributable to shareholders of AQN from continuing operations	$85.7	$95.4
Series A preferred share dividend	1.4	1.4
Series D preferred share dividend	1.2	1.2
Net earnings attributable to common shareholders of AQN from continuing operations	83.1	92.8
Net earnings attributable to common shareholders of AQN from discontinued operations	0.5	1.4
Net earnings attributable to common shareholders of AQN – basic and diluted	$83.6	$94.2
Weighted average number of shares
Basic	768,860,143	767,670,571
Effect of dilutive securities	4,047,295	2,953,267
Diluted average number of shares	772,907,438	770,623,838
Basic and diluted net earnings per share from continuing operations	$0.11	$0.12
Basic and diluted net loss per share from discontinued operations	$—	$—
Basic and diluted net earnings per share	$0.11	$0.12

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
13.Basic and diluted net earnings per share (continued)
This calculation of diluted average number of shares for the three months ended March 31, 2026 excludes the potential impact of 3,425,340 (2025 - 3,887,419) incremental shares that may become issuable pursuant to outstanding securities of the Company.
14.Segmented information
The Company's operations are organized across two business units consisting of the Regulated Services Group and the Hydro Group.
The Regulated Services Group primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection, and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile. The Hydro Group consists of hydroelectric generation facilities located in Canada that were not sold as part of the Renewables Sale. Non-operating segments include the corporate activities of the Company, which are reported under the Corporate Group.
For purposes of evaluating the performance of the business units, the Company allocates the realized portion of any gains or losses on financial instruments to the specific business unit. Interest income from San Antonio Water System is included in the operations of the Regulated Services Group. Equity method gains and losses are included in the operations of the Regulated Services Group. The change in value of investments carried at fair value, unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship are not considered in management's evaluation of divisional performance and are, therefore, allocated and reported under the Corporate Group.
Resources are allocated and performance is assessed by the Company's Chief Executive Officer, who has been determined to be the Chief Operating Decision Maker ("CODM"). For all of the segments, the CODM uses segment earnings before income taxes in the annual budgeting and forecasting process. The CODM also considers budget-to-actual variances on a monthly basis for this profit measure when making decisions about allocating capital.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information (continued)

	Three months ended March 31, 2026
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$768.3	$9.1	$—	$777.4
Other revenue	14.4	0.1	0.5	15.0
Fuel purchased, power purchased, water production and other cost of sales	260.4	—	—	260.4
Net revenue	522.3	9.2	0.5	532.0
Operating expenses	239.1	3.1	0.8	243.0
Depreciation and amortization	106.2	1.8	0.2	108.2
Loss (gain) on foreign exchange	0.7	—	(0.7)	—
Operating income	176.3	4.3	0.2	180.8
Interest expense	(37.2)	(0.2)	(35.2)	(72.6)
Income from long-term investments	1.4	—	3.0	4.4
Other income	6.6	—	—	6.6
Pension and other post-employment non-service costs	(1.5)	—	—	(1.5)
Other net losses	(10.7)	(0.3)	(10.3)	(21.3)
Earnings (loss) before income taxes	134.9	3.8	(42.3)	96.4
Income tax recovery (expense)	(34.7)	(0.6)	6.5	(28.8)
Net effect of non-controlling interests	19.2	(1.1)	—	18.1
Net earnings (loss) from continuing operations attributable to shareholders	$119.4	$2.1	$(35.8)	$85.7
Capital expenditures	$88.0	$0.2	$—	$88.2
	March 31, 2026
Property, plant and equipment	$9,556.8	$138.1	$27.8	$9,722.7
Investments carried at fair value	1.9	—	—	1.9
Equity-method investees	48.4	—	—	48.4
Total assets	13,485.8	172.2	391.9	14,049.9
(1) Regulated Services Group revenue includes $8.0 million related to alternative revenue programs for the three months ended March 31, 2026 that does not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information (continued)

	Three months ended March 31, 2025
(millions of U.S. dollars)	Regulated Services Group	Hydro Group	Corporate Group	Total
Revenue (1)	$667.5	$9.5	$—	$677.0
Other revenue	14.8	0.1	0.5	15.4
Fuel purchased, power purchased, water production and other cost of sales	212.7	—	—	212.7
Net revenue	469.6	9.6	0.5	479.7
Operating expenses	198.4	2.5	0.7	201.6
Depreciation and amortization	93.3	1.8	0.2	95.3
Loss on foreign exchange	2.6	—	1.3	3.9
Operating income (loss)	175.3	5.3	(1.7)	178.9
Interest expense	(35.1)	(0.2)	(36.1)	(71.4)
Income from long-term investments	1.3	0.1	1.4	2.8
Other income	5.6	—	—	5.6
Pension and other post-employment non-service costs	2.3	—	—	2.3
Other net losses	(7.4)	—	(6.3)	(13.7)
Gain (loss) on derivative financial instruments	0.3	—	(7.5)	(7.2)
Earnings (loss) before income taxes	142.3	5.2	(50.2)	97.3
Income tax recovery (expense)	(39.1)	12.4	6.9	(19.8)
Net effect of non-controlling interests	18.9	(1.0)	—	17.9
Net earnings (loss) from continuing operations attributable to shareholders	$122.1	$16.6	$(43.3)	$95.4
Capital expenditures	$100.2	$0.5	$—	$100.7
	December 31, 2025
Property, plant and equipment	$9,578.6	$141.9	$29.4	$9,749.9
Investments carried at fair value	2.1	—	—	2.1
Equity-method investees	49.0	—	—	49.0
Total assets	13,517.0	171.9	447.3	14,136.2
(1) Regulated Services Group revenue includes $2.5 million related to alternative revenue programs for the three months ended March 31, 2025 that does not represent revenue recognized from contracts with customers.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
14.Segmented information (continued)
AQN operates in the utilities industry in the United States, Canada and other regions. Information on operations by geographic area is as follows:

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Revenue
United States	$667.6	$572.8
Canada	38.8	34.2
Other regions	86.0	85.4
	$792.4	$692.4
Revenue is attributed to the regions based on the location of the underlying generating and utility facilities.
15.Commitments and contingencies
(a)Contingencies
AQN and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider AQN's exposure to such litigation to be material to these unaudited interim condensed consolidated financial statements. Accruals for any contingencies related to these items are recorded in the unaudited interim condensed consolidated financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains in dispute, and CAL FIRE has not yet released its final report. There were 22 lawsuits filed that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as a non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs and a notice from the U.S. Bureau of Land Management seeking damages for the alleged burning of public lands without authorization. Fifteen lawsuits were brought by groups of individual plaintiffs and a Native American group alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 15 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In six other lawsuits, insurance companies alleged inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. In one other lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. Liberty CalPeco has resolved 21 of the lawsuits, and Liberty CalPeco is in the process of obtaining dismissals with prejudice of said lawsuits. The trial date for the remaining lawsuit previously scheduled for April 15, 2025 was vacated. The likelihood of success in this lawsuit is uncertain. Liberty CalPeco intends to vigorously defend it. The Company accrued and incurred estimated losses of $178.4 million for claims related to the Mountain View Fire, against which Liberty CalPeco has recorded recoveries through insurance of $116.0 million and Wildfire Expense Memorandum Account ("WEMA") of $71.5 million which also includes legal expenses and carrying charges. On June 20, 2025, the Company filed an application seeking recovery of $78.2 million, comprising of the costs recorded to date in the WEMA and $6.7 million of forecasted legal expenses. The resulting net charge to earnings was $nil. The estimate of losses is subject to change as additional information becomes available. The actual amount of losses may be higher or lower than these estimates. While the Company may incur a material loss in excess of the amount accrued, the Company cannot estimate the upper end of the range of reasonably possible losses that may be incurred. The Company has wildfire liability insurance that was applied up to applicable policy limits.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
15.Commitments and contingencies (continued)
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley (the "Town") filed a lawsuit in California state court seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. ("Liberty Apple Valley"). On May 7, 2021, the trial court issued a Tentative Statement of Decision denying the Town's attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley's continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the trial court issued the Final Statement of Decision. The trial court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the trial court. On August 2, 2022, the trial court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney's fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. On January 15, 2025, the California Court of Appeal issued a decision reversing the trial court's finding that the Town does not have a right to take the assets of Liberty Apple Valley and reversing the award of attorney's fees to Liberty Apple Valley. The Court of Appeal decision remands the condemnation proceedings to the trial court to determine whether to (i) allow the Town to take the water system, (ii) remand the matter to the Town for further administrative proceedings or (iii) hold a new trial and apply the appropriate burden of proof and standard of review. On February 21, 2025, Liberty Apple Valley filed a petition for review of the Court of Appeal decision with the California Supreme Court. On April 23, 2025, the California Supreme Court granted the petition for review, which is proceeding in due course before the California Supreme Court.
Lexington Gas Incident
On April 9, 2025, an explosion and fire occurred in Lexington, Missouri, destroying or damaging certain structures, including residences, served by the gas distribution system of The Empire District Gas Company. A minor died and two others suffered serious physical injuries. The National Transportation Safety Board is investigating. To date, two active lawsuits remain as well as other pre-litigation demands that have been asserted against a subsidiary of the Company and third party defendants which seek damages for personal injury and property damage. The Missouri Attorney General filed a petition for injunctive relief and civil penalties associated with the incident. This litigation has been resolved by a Consent Judgment which provides for a $0.03 million civil penalty and confirmation of Lexington asset mapping; the Consent Judgment is pending court approval. In addition, the MPSC opened an investigation docket into the Empire District Gas Company's compliance with pipeline safety requirements. Although there can be no assurance, the Company has insurance that is currently expected to apply up to applicable policy limits for personal injury and property damage litigation and claims. The Company has currently accrued and incurred estimated losses of $152.2 million for claims related to the incident, against which recoveries through insurance of $149.0 million have been recorded, reflecting amount recovered and expected to be recovered. While the Company may incur a material loss in excess of the amount accrued, the Company cannot currently estimate the upper end of the range of reasonably possible losses that may be incurred. The estimate of losses is subject to change as additional information becomes available.
(b)Commitments
There are no new significant commitments not previously disclosed in the consolidated financial statements as of and for the year ended December 31, 2025.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
16.Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended March 31,
	2026	2025
Trade and other receivables	$(4.8)	$(35.8)
Fuel and natural gas in storage	22.2	17.1
Supplies and consumables inventory	2.3	(3.8)
Income taxes recoverable	(4.5)	3.5
Prepaid expenses	9.6	3.3
Accounts payable, accrued liabilities and other	(141.5)	(58.9)
Current income tax liability	10.7	(6.5)
Net regulatory assets and liabilities	(57.7)	(15.8)
	$(163.7)	$(96.9)
17.Financial instruments
(a)Fair value of financial instruments

(millions of U.S. dollars)
March 31, 2026	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$1.9	$1.9	$1.9	$—	$—
Contingent consideration	81.4	81.4	—	—	81.4
Derivative instruments:
Interest rate swaps designated as a hedge	82.6	82.6	—	82.6	—
Commodity contracts for regulated operations	0.1	0.1	—	0.1	—
Total derivative instruments	82.7	82.7	—	82.7	—
Total financial assets	$166.0	$166.0	$1.9	$82.7	$81.4
Long-term debt	$6,143.5	$6,125.9	$2,028.8	$4,097.1	$—
Derivative instruments:
Interest rate swaps designated as a hedge	21.2	21.2	—	21.2	—
Commodity contracts for regulated operations	0.2	0.2	—	0.2	—
Total derivative instruments	21.4	21.4	—	21.4	—
Total financial liabilities	$6,164.9	$6,147.3	$2,028.8	$4,118.5	$—

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
17.Financial instruments (continued)
(a)Fair value of financial instruments (continued)

(millions of U.S. dollars)
December 31, 2025	Carrying amount	Fair value	Level 1	Level 2	Level 3
Long-term investments carried at fair value	$2.1	$2.1	$2.1	$—	$—
Other receivables	0.7	0.7	—	0.7	—
Contingent consideration	79.4	79.4	—	—	79.4
Derivative instruments:
Interest rate swaps designated as a hedge	83.0	83.0	—	83.0	—
Total financial assets	$165.2	$165.2	$2.1	$83.7	$79.4
Long-term debt	$6,168.9	$6,201.6	$2,035.6	$4,166.0	$—
Convertible debentures	0.3	0.3	0.3	—	—
Derivative instruments:
Interest rate swaps designated as a hedge	16.7	16.7	—	16.7	—
Commodity contracts for regulated operations	0.8	0.8	—	0.8	—
Total derivative instruments	17.5	17.5	—	17.5	—
Total financial liabilities	$6,186.7	$6,219.4	$2,035.9	$4,183.5	$—
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates the fair value as of March 31, 2026 and December 31, 2025 due to the short-term maturity of these instruments.
The Company's Level 1 fair value of long-term debt is measured at the closing price on the New York Stock Exchange and the Canadian over-the-counter closing price. The Company's Level 2 fair value of long-term debt at fixed interest rates has been determined using a discounted cash flow method and current interest rates.
The Company's Level 2 fair value derivative instruments primarily consist of swaps, options and forward physical derivatives where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves, which are observable in the marketplace.
The Company's Level 3 fair value contingent consideration relates to the earn-out component recognized from the Renewables Sale. The fair value of the contingent consideration was determined using a discounted cash flow approach. The significant unobservable inputs used in the fair value measurement of the contingent consideration were the forward-looking Electric Reliability Council of Texas energy curves used to construct the expected cash flows and the discount rate applied to these cash flows, which was 11%.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
17.Financial instruments (continued)
(b)Derivative instruments
Derivative instruments are recognized on the unaudited interim condensed consolidated balance sheets as either assets or liabilities and measured at fair value at each reporting period.
(i)Commodity derivatives - regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated natural gas and electric service territories. The Company's strategy is to minimize fluctuations in natural gas sale prices to regulated customers. As at March 31, 2026, the commodity volume, in dekatherms, associated with the above derivative contracts is 734,516.
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the unaudited interim condensed consolidated balance sheets. Most of the gains or losses on the settlement of these contracts are included in the calculation of the fuel and commodity cost adjustments. As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact.
(ii)Cash flow hedges
The Company mitigates the risk that interest rates will increase over the life of certain term loan facilities by entering into the following interest rate swap contracts. For an interest rate swap or cross-currency interest rate swap designated as hedging the exposure to variable cash flows of a future transaction, the effective portion of this derivative's gain or loss is initially reported as a component of OCI and subsequently reclassified into earnings once the future transaction impacts earnings. Amounts for interest rate contracts are reclassified to earnings as interest expense over the term of the related debt.

(millions of dollars)
Derivative	Notional quantity		Expiry	Hedged item
Forward-starting interest rate swap		$350.0	July 2029	$350.0 subordinated unsecured notes
Cross-currency interest rate swap	C$	400.0	January 2032	C$400.0 subordinated unsecured notes
Forward-starting interest rate swap		$750.0	April 2032	$750.0 subordinated unsecured notes
The following table summarizes OCI attributable to derivative financial instruments designated as a cash flow hedge:

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Effective portion of cash flow hedge	$(0.6)	$(20.4)
Amortization of cash flow hedge	—	(0.3)
Amounts reclassified from AOCI	(5.0)	(0.2)
	$(5.6)	$(20.9)
The Company expects $2.6 million of unrealized losses currently in AOCI to be reclassified, net of taxes, into investment loss, interest expense and derivative gains, within the next 12 months, as the underlying hedged transactions settle.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
17.Financial instruments (continued)
(b)Derivative instruments (continued)
(iii)Other derivatives and risk management
In the normal course of business, the Company is exposed to financial risks that potentially impact its operating results. The Company employs risk management strategies with a view to mitigating these risks to the extent possible on a cost-effective basis. Derivative financial instruments are used to manage certain exposures to fluctuations in exchange rates, interest rates and commodity prices. The Company does not enter into derivative financial agreements for speculative purposes. For derivatives that are not designated as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the unaudited interim condensed consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Amortization of cash flow hedge	$—	$(0.3)
Unrealized loss on commodity contracts	—	(6.9)
Loss on derivative financial instruments	$—	$(7.2)
18.Disposition of renewable energy business
On January 8, 2025, the Company completed the Renewables Sale for proceeds of $2,092.8 million after subtracting taxes, transaction fees and other preliminary closing adjustments, including an adjustment for estimated remaining completion costs for in-construction assets. As a result of the disposition, during the first quarter of 2025, the Company derecognized $3,693.2 million of total assets, $1,694.1 million of total liabilities, $37.1 million of AOCI and $988.0 million of non-controlling interests from its unaudited interim condensed consolidated balance sheets. This resulted in a loss on disposition of $0.8 million recorded within the March 31, 2025, unaudited interim consolidated statements of operations.
The consideration included contingent consideration (earn-out) and tax equity investments, which were initially recognized at fair value and are recorded within other assets and long-term investments, respectively, on the unaudited interim condensed consolidated balance sheets.
The Company continues to incur certain closing and transition-related costs associated with the transaction.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
March 31, 2026 and 2025
(in millions of U.S. dollars, except as noted and per share amounts)
18.Disposition of renewable energy business (continued)
(a)Net income (loss) from discontinued operations
The following table presents the results of the discontinued operations, which are included in earnings from discontinued operations, net of tax in AQN's unaudited interim condensed consolidated statements of operations:

	Three months ended March 31,
(millions of U.S. dollars)	2026	2025
Revenue
Non-regulated energy sales	$—	$7.4
	—	7.4
Operating expenses	—	8.7
	$—	$8.7
Loss from discontinued operations	—	(1.3)
Income from long-term investments	—	8.1
Loss on disposition	—	(0.8)
Other net gains (losses)	0.5	(3.1)
Earnings before income taxes	0.5	2.9
Income tax expense	—	(1.5)
Net earnings from discontinued operations attributable to AQN	$0.5	$1.4
19.Comparative figures
Certain of the comparative figures have been reclassified to conform to the unaudited interim condensed consolidated financial statement presentation adopted in the current period to represent continuing operations.